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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2008

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



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                               TRINITY BIOTECH PLC

6-K Item

Press Release dated October 6, 2008

                                                                 TRINITY BIOTECH

FOR RELEASE Monday October 6th, 2008


                       TRINITY BIOTECH EXECUTIVE CHAIRMAN
                              TO RESUME ROLE OF CEO

DUBLIN, Ireland (October 6th, 2008) Trinity Biotech plc (NASDAQ: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that Mr. Ronan O'Caoimh, Executive Chairman, has agreed to resume the role of CEO. Mr. O'Caoimh will succeed Mr. Brendan Farrell, who has resigned with immediate effect, having served as Trinity Biotech's President since 1994 and as CEO since November 2007.

Ronan O'Caoimh commented "I am hugely excited by this challenge and, given our product offering and development pipeline, am determined to deliver on our enormous potential for enhanced shareholder value."

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.


Contact:  Trinity Biotech plc                  Joe Diaz, Joe Dorame, Robert Blum
          Ms. Niamh Long                       Lytham Partners, LLC
          Investor Relations Officer           (602) 889-9700
          (353)-1-2769800
          niamh.long@trinitybiotech.com

                          END OF RELEASE


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRINITY BIOTECH PLC
                                            -------------------
                                                 (Registrant)


                                            By: /s/ Kevin Tansley
                                                -----------------
                                                Kevin Tansley
                                                Chief Financial Officer


Date:  October 7, 2008